FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director Shareholding announcement made on 04 March 2005
	2.	Director Shareholding announcement made on 08 March 2005
	3.	Director Shareholding announcement made on 11 March 2005
	4.	Annual Report and Accounts announcement made on 14 March 2005
	5.	Holding(s) in Company announcement made on 15 March 2005
	6.	Schedule 10 Notification announcement made on 17 March 2005
	7.	Schedule 10 Notification announcement made on 17 March 2005
	8.	Holding(s) in Company announcement made on 21 March 2005
	9.	Lodgement of 20-F with SEC announcement made on 30 March 2005
	10.	Director Shareholding announcement made on 30 March 2005

Enclosure No. 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Peter Denis Sutherland

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Denis Sutherland

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

5,590

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£17.88

13. Date of transaction

1 March 2005

14. Date company informed

4 March 2005

15. Total holding following this notification

5,590

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

4 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£17.87

13. Date of transaction

7 March 2005

14. Date company informed

8 March 2005

15. Total holding following this notification

64,981

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

8 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frederick Anderson Goodwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

2005 Executive Share Option Scheme Grant

7. Number of shares / amount of stock acquired

159,051 options

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

-

13. Date of transaction

10 March 2005

14. Date company informed

10 March 2005

15. Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2008 to 9 March 2015

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£17.29

22. Total number of shares or debentures over which options held following this notification

811,227

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 4711

Date of Notification

11 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Gordon Francis Pell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Gordon Francis Pell

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Gordon Francis Pell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Gordon Francis Pell

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

2005 Executive Share Option Scheme Grant

7. Number of shares / amount of stock acquired

50,607 options

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary 25p shares

12. Price per share

-

13. Date of transaction

10 March 2005

14. Date company informed

10 March 2005

15. Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2008 to 9 March 2015

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Ordinary 25p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£17.29

22. Total number of shares or debentures over which options held following this notification

255,540

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 4711

Date of Notification

11 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir George Mathewson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir George Mathewson

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir George Mathewson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir George Mathewson

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

2005 Executive Share Option Scheme Grant

7. Number of shares / amount of stock acquired

41,570 options

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary 25p shares

12. Price per share

-

13. Date of transaction

10 March 2005

14. Date company informed

10 March 2005

15. Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2008 to 9 March 2015

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Ordinary 25p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£17.29

22. Total number of shares or debentures over which options held following this notification

371,615

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 4711

Date of Notification

11 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Inglis Watt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Inglis Watt

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frederick Inglis Watt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Inglis Watt

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

2005 Executive Share Option Scheme Grant

7. Number of shares / amount of stock acquired

57,259 options

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary 25p shares

12. Price per share

-

13. Date of transaction

10 March 2005

14. Date company informed

10 March 2005

15. Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2008 to 9 March 2015

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Ordinary 25p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£17.29

22. Total number of shares or debentures over which options held following this notification

258,560

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 4711

Date of Notification

11 March 2005

Enclosure No. 4

THE ROYAL BANK OF SCOTLAND GROUP plc

SUBMISSION TO THE DOCUMENT VIEWING FACILITY AND ANNUAL REPORT AND ACCOUNTS 2004

In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders (including notice for the Annual General Meeting) and supporting documentation.

The 2004 Annual Report and Accounts is being mailed to shareholders today and is also available on the Group's website. Shareholders should note that the website has been changed to www.rbs.com

The Group's Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission this week.

Note 53 of the Report and Accounts on page 190 shows a reconciliation between consolidated shareholders' equity under UK GAAP and under US GAAP in more detail than that shown on page 48 of the Preliminary Statement of Annual Results for the year end 31 December 2004 published on 24 February 2005. The Preliminary Statement contained an error in the reconciliation for 2004 and the corrected data, extracted from the Report and Accounts, is shown below. The Group's UK and US GAAP results for the period are unaffected by this change and there is no impact on any other data in the Preliminary Statement.

Reconciliation between UK and US GAAP

The following table summarises the significant adjustments, which would result from the application of US generally accepted accounting principles ('US GAAP') instead of UK GAAP.

	2004	2003
Consolidated shareholders' equity	£m	£m

Shareholders' funds - UK GAAP	31,865	26,098
Goodwill	3,002	2,222
Proposed dividend	1,308	1,059
Software development costs	399	660
Pension costs	190	2,828
Taxation	(108)	(1,020)
Others (net)	(465)	(182)
	_______	_______
Shareholders' equity - US GAAP	36,191	31,665
	_______	_______

Contacts

Richard O'Connor

Head of Investor Relations

0207 672 1758

Enclosure No. 5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

10 March 2005

11. Date company informed

14 March 2005

12. Total holding following this notification

153,958,238

13. Total percentage holding of issued class following this notification

4.84%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

15 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 6

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

ABN AMRO Bank NV London Branch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN AMRO Bank NV London Branch

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ABN AMRO Bank NV London Branch

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

11 March 2005

11. Date company informed

16 March 2005

12. Total holding following this notification

108,398,248

13. Total percentage holding of issued class following this notification

3.41%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

17 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

ABN AMRO Bank NV London Branch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ABN AMRO Bank NV London Branch

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ABN AMRO Bank NV London Branch

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

14 March 2005

11. Date company informed

16 March 2005

12. Total holding following this notification

-

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

17 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 8

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

16 March 2005

11. Date company informed

21 March 2005

12. Total holding following this notification

-

13. Total percentage holding of issued class following this notification less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

21 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 9

The Royal Bank of Scotland Group plc ("Royal Bank Group") - Form 20-F

To comply with the US Securities Exchange Act of 1934, Royal Bank Group has today filed with the Securities and Exchange Commission its Annual Report on Form 20-F for the year ended 31 December 2004.

29 March 2005

Enclosure No. 10

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Lawrence Kingsbaker Fish

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Lawrence Kingsbaker Fish

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lawrence Kingsbaker Fish

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Lawrence Kingsbaker Fish

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

2005 Executive Share Option Scheme Grant

7. Number of shares / amount of stock acquired

37,603 options

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

-

13. Date of transaction

10 March 2005

14. Date company informed

30 March 2005

15. Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2008 to 9 March 2015

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Ordinary Shares of 25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£17.29

22. Total number of shares or debentures over which options held following this notification

145,630

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 4711

Date of Notification

30 March 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat